UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of _April, 2004

                          GRUPO IUSACELL, S.A. de C.V.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                                Montes Urales 460
                Col. Lomas de Chapultepec, Deleg. Miguel Hidalgo
                               11000, Mexico D.F.
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant  files or will fill annual reports
under cover of Form 20-F or Form 40-F: Form 20-F X     Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of
1934. Yes ____    No X

Documents Furnished By the Registrant

1. Press Release of the Registrant dated April 20, 2004

                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                            GRUPO IUSACELL, S.A. DE C.V.

Date: April 2004, 2004                      /s/ Jose Luis Riera
                                            ------------------------
                                            Name:   Jose Luis Riera
                                            Title:  Attorney in fact

                                            /s/ Fernando Cabrera
                                            ------------------------
                                            Name:   Fernando Cabrera
                                            Title:  Attorney in fact

[LOGO] IUSACELL
       Pensamos en ti

                                                               INVESTOR CONTACTS

                                                              Jose Luis Riera K.
                                                         Chief Financial Officer
                                                                  5255-5109-5927

                                                               J. Victor Ferrrer
                                                                 Finance Manager
                                                                  5255-5109-5927
                                                         vferrer@iusacell.com.mx

--------------------------------------------------------------------------------
Iusacell Announces
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Mexico City,  April 20, 2004 - Grupo  Iusacell,  S.A. de C.V.,  [BMV: CEL, NYSE:
CEL], announced today, in connection with the lawsuit filed on January 2004 by certain holders of the Senior Notes due 2004 against its principal subsidiary, Grupo Iusacell Celular, S.A. de C.V. ("Iusacell Celular") and others, alleging breach of the Senior Note Indenture, that Iusacell Celular moved to dismiss the portion of the complaint that requested that the Court declare that the holders are entitled to the benefit of liens senior to or at least equal in priority to liens held by other creditors.

In response to the motion to dismiss, the holders filed an amended complaint and are now also are seeking injunctive relief barring Iusacell Celular from selling, transferring or otherwise encumbering the assets pending decision on the merits of their claim for specific performance. The time in which to respond to the amended complaint and the request for an injunction has not yet expired. Iusacell Celular will respond to the amended complaint and request for injunctive relief in due course.

                             **********************

About Iusacell

Grupo Iusacell, S.A. de C.V. (Iusacell, NYSE: CEL; BMV: CEL) is a wireless cellular and PCS service provider in seven of Mexico's nine regions, including Mexico City, Guadalajara, Monterrey, Tijuana, Acapulco, Puebla, Leon and Merida. The Company's service regions encompass a total of approximately 92 million POPs, representing approximately 90% of the country's total population.

Grupo Iusacell, S.A. de C.V. press releases and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.